EXHIBIT 12

                  PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES


                                                         -------------------
                                                         For the Six Months
                                                            Ended June 30,
                                                         -------------------
                                                           2001       2000
                                                          ------     ------

Earnings as Defined in Regulation S-K (A):

Net Income ............................................   $  404     $  412
Income Taxes ..........................................      234        280
Fixed Charges .........................................      402        342
                                                          ------     ------
Earnings ..............................................   $1,040     $1,034
                                                          ======     ======

Fixed Charges as Defined in Regulation S-K (B):

Total Interest Expense ................................   $  350     $  287
Interest Factor in Rentals ............................        5          5
Preferred Securities Dividend Requirements ............       40         42
Preferred Stock Dividends .............................        4          5
Adjustment to Preferred Stock Dividends to state on a
   pre-income tax basis ...............................        3          3
                                                          ------     ------
Total Fixed Charges ...................................   $  402     $  342
                                                          ======     ======

Ratio of Earnings to Fixed Charges ....................     2.59       3.02
                                                          ======     ======


(A) The term "earnings" shall be defined as pretax income from continuing operations. Add to pretax income the amount of fixed charges adjusted to exclude (a) the amount of any interest capitalized during the period and
     (b) the actual amount of any preferred stock dividend requirements of majority-owned subsidiaries which were included in such fixed charges amount but not deducted in the determination of pretax income.

(B) Fixed Charges represent (a) interest, whether expensed or capitalized, (including interest on the $2.525 billion of securitized debt) (b) amortization of debt discount, premium and expense, (c) an estimate of interest implicit in rentals, and (d) preferred securities dividend requirements of subsidiaries and preferred stock dividends, increased to reflect the pre-tax earnings requirement for Public Service Enterprise
     Group Incorporated.
